SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________________________

SCHEDULE 13D/A2 (Amendment No. 2)

Under the Securities Exchange Act of 1934

1-800-FLOWERS.COM, INC.
-----------------------------------------------------------------------------------------------------------------------------
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
-----------------------------------------------------------------------------------------------------------------------------
(Title of Class of Securities)

68243Q
---------------------------------------------------------------------------------------------------------------------------
(CUSIP Number)

Gerard M. Gallagher, Esq.
1-800-FLOWERS.COM, Inc.
One Old Country Road
Carle Place, New York  11514
(516) 237-6000
---------------------------------------------------------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2013
---------------------------------------------------------------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68243Q
(1)	NAME OF REPORTING PERSONS Christopher G. McCann
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 6,069,365
Beneficially Owned	(8)	SHARED VOTING POWER 67,541
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 5,158,737
Person With	(10)	SHARED DISPOSITIVE POWER 67,541
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,136,906
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 18.4% (based on 29,174,720 shares of Class A Common Stock outstanding as of October 14, 2013, which number includes 2,497,697 unvested restricted shares, plus 1,334,929 shares of Class A Common Stock issuable upon exercise of stock options exercisable within 60 days of October 14, 2013 and 2,850,640 shares of Class B Common Stock, each share of which (i) is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof and (ii) has ten votes per share on all matters subject to the vote of the stockholders).

(14)	TYPE OF REPORTING PERSON IN

Item 1	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows.

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”)  by Christopher G. McCann (the “Reporting Person”) on February 14, 2012 and amended on January 30, 2013 relating to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of 1-800-FLOWERS.COM, INC. (the “Issuer”), a Delaware corporation whose principal offices are located at One Old Country Road, Carle Place, New York 11514.

Item 2	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows.

(a)  This Schedule 13D is being filed by the Reporting Person, in respect of (a) 1,233,686 shares of Class A Common Stock owned directly by the Reporting Person, (b) 150,000 shares of Class A Common Stock owned jointly by the Reporting Person and his wife, (c) 1,334,929 shares of Class A Common Stock subject to options owned directly by the Reporting Person that are exercisable within 60 days of October 14, 2013, (d) 850,640 shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”) of the Issuer owned directly by the Reporting Person, (e) 500,000 shares of Class A Common Stock held by a Grantor Retained Annuity Trust of which the Reporting Person is the trustee and sole annuitant, (f) 2,000,000 shares of Class B Common Stock held by the McCann Family Limited Partnership, a Georgia limited partnership (the “Partnership”), of which the Reporting Person is the general partner and exercises control, (g)  67,541 shares of Class A Common Stock held by The McCann Charitable Foundation, Inc. (the “Foundation”), of which the Reporting Person is a Director and the Treasurer and (h) 110 shares of Class A Common Stock held the Reporting Person as custodian for his son.

(b)  The business address of the Reporting Person is One Old Country Road, Carle Place, New York 11514.

(c)  The Reporting Person is the President and a Director of the Issuer.  The Issuer is a floral and gift retailer.  The principal business address of the Issuer is One Old Country Road, Carle Place, New York 11514.

(d)-(e)  The Reporting Person has not been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States.

Item 3	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows.

All of the shares of Class A Common Stock beneficially owned directly by the Reporting Person were acquired (i) in connection with investing capital in the Issuer prior to its initial public offering, (ii) in connection with the grant of restricted share awards and options pursuant to the Issuer’s employee benefit plans, (iii) in open market purchases and (iv) as a gift from the Reporting Person’s brother, the Chairman of the Board and the Chief Executive Officer of the Issuer.  The source of funds for such shares was personal funds.  No part of the purchase price was borrowed for the purpose of acquiring such securities.  All of the shares of Class B Common Stock beneficially owned by the Reporting Person which are owned by the Limited Partnership and the Foundation were acquired as a result of a gift or contribution prior to the Issuer’s initial public offering.

On October 26, 2010, pursuant to the Issuer’s 2003 Long Term Incentive and Share Award Plan, the Issuer granted to the Reporting Person 495,531 shares of Class A Common Stock and options to purchase 1,000,000 shares of Class A Common Stock.  All of the shares are fully vested.  The following amounts were withheld for tax purposes on the stated vesting date: 37,188 of the shares that vested on October 26, 2011, 37,034 of the shares that vested on October 26, 2012 and 37,643 of the shares that vested on October 26, 2013.  The options are exercisable ratably over an eight-year period, with options to purchase 125,000 shares of Class A Common Stock having become exercisable on each of October 26, 2011, October 26, 2012 and October 26, 2013.  The options expire on October 26, 2020 and have an initial exercise price, subject to adjustment, of $1.79.

On November 1, 2011, pursuant to the Issuer’s 2003 Long Term Incentive and Share Award Plan, the Issuer granted to the Reporting Person 66,540 shares of Class A Common Stock to vest ratably over three years, 66,540 shares of Class A Common Stock that were subject to the satisfaction of financial performance criteria during the Issuer’s 2012 fiscal year with any shares earned to vest ratably over three years from the date of grant and options to purchase 1,000,000 shares of Class A Common Stock.  65,636 of the shares that were subject to the satisfaction of financial performance criteria were earned and 904 shares were forfeited on September 21, 2012.  44,059 of the shares of Class A Common Stock that were issued on November 1, 2011 vested on November 1, 2012 and 15,891 of such shares were withheld for tax purposes.  44,059 of the shares of Class A Common Stock issued on November 1, 2011 vested on November 1, 2013 and 16,287 of such shares were withheld for tax purposes.  The options are exercisable ratably over an eight-year period, with options to purchase 125,000 shares of Class A Common Stock having become exercisable on each of November 1, 2012 and November 1, 2013.  The options expire on November 1, 2021, and have an initial exercise price, subject to adjustment, of $2.63.

On March 15, 2012, the Reporting Person, as custodian for his minor son, purchased 110 shares of Class A Common Stock in the open market at a purchase price of $2.99 per share.

In May 2012, 62,071 shares of Class A Common Stock held by the Reporting Person vested and 22,389 of such shares were withheld for tax purposes.

On October 30, 2012, pursuant to the Issuer’s 2003 Long Term Incentive and Share Award Plan, the Issuer granted to the Reporting Person 333,000 shares of Class A Common Stock that vest ratably over eight years, commencing October 30, 2013; 41,625 of these shares vested on October 30, 2013 and 15,388 of such shares were withheld for tax purposes.   On October 30, 2012, pursuant to the Issuer’s 2003 Long Term Incentive and Share Award Plan, the Issuer granted to the Reporting Person, 49,296 shares of Class A Common Stock to vest ratably over three years, commencing on October 30, 2013, and an additional 49,296 shares of Class A Common Stock that were subject to the satisfaction of financial performance criteria during the Issuer’s 2013 fiscal year with any shares earned to vest in whole or in part ratably over three years, commencing on October 30, 2013 (collectively, the “Three-Year Vesting Shares”).  32,747 of the shares that were subject to the satisfaction of financial performance criteria were earned and 16,549 shares were forfeited on September 13, 2013.  27,348 of the Three-Year Vesting Shares vested on October 30, 2013 and 10,109 of such shares were withheld for tax purposes.

In December 2012, the Foundation sold 12,330 shares of Class A Common Stock at a price of $3.29.

On December 26, 2012, the Reporting Person acquired 405,106 shares of Class A Common Stock as a gift from his brother, James F. McCann, the Chairman of the Board and Chief Executive Officer of the Issuer and the Foundation acquired 27,323 shares of Class A Common Stock as a gift from James F. McCann.

On September 12, 2013, the Reporting Person transferred 500,000 shares of Class A Common Stock to a Grantor Retained Annuity Trust of which the Reporting Person is the trustee and sole annuitant.

On November 1, 2013, pursuant to the Issuer’s 2003 Long Term Incentive and Share Award Plan, the Issuer granted to the Reporting Person 333,000 shares of Class A Common Stock that vest ratably over eight years, commencing November 1, 2014.

In addition to the foregoing options, the Reporting Person owns the following options:

Shares Subject to Options	Initial Exercise Price	Expiration Date
372,429	$3.11	5/5/2016
300,000	$6.52	10/13/2015
37,500	$8.45	12/2/2014

The Reporting Person owned options to purchase 288,300 shares of Class A Common Stock that were exercisable at a price of $6.42 per share and that expired unexercised on September 23, 2012.

The Reporting Person owned options to purchase 250,000 shares of Class A Common Stock that were exercisable at a price of $6.70 per share and that expired unexercised on March 24, 2013

Of the 1,233,686 shares of Class A Common Stock owned directly by the Reporting Person, including the shares referred to above in this Item 3,  910,628 shares are unvested, of which 37,500 shares are scheduled to vest on each of October 26, 2014, October 26, 2015, October 26, 2016, October 26, 2017 and October 26, 2018; 58,057 shares are scheduled to vest on each of October 30, 2014 and October 30, 2015; 41,625 shares are scheduled to vest on each of October 30, 2016, October 30, 2017, October 30, 2018, October 30, 2019 and October 30, 2020; 44,058 shares are scheduled to vest on November 1, 2014;  10,916 shares are scheduled to vest on each of October 30, 2014 and October 30, 2015; 41,625 shares are scheduled to vest on each of November 1, 2014, November 1, 2015, November 1, 2016, November 1, 2017, November 1, 2018, November 1, 2019, November 1, 2020 and November 1, 2021.  The Reporting Person currently has the power to vote all of such shares of Class A Common Stock.  The Reporting Person does not have the right to dispose unvested shares of Class A Common Stock.

Item 5                      Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The Reporting Person is the beneficial owner of  6,136,906  shares of Class A Common Stock representing 18.4% of the Class A Common Stock (based on 29,174,720 shares of Class A Common Stock outstanding as of October 14, 2013, which number includes 2,497,697 unvested restricted shares, plus 1,334,929 shares of Class A Common Stock issuable upon exercise of stock options exercisable within 60 days of October 14, 2013 and 2,850,640 shares of Class B Common Stock, each share of which (i) is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof and (ii) has ten votes per share on all matters subject to the vote of the stockholders).

(b) The number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or direct the vote is 6,069,365.  The number of shares of Class A Common Stock as to which the Reporting Person shares the power to vote or direct the vote is 67,451.  The number of shares of Class A Common Stock as to which the Reporting Person has the sole power to dispose or direct the disposition is 5,158,737.  The number of shares of Class A Common Stock as to which the Reporting Person shares the power to dispose or direct the disposition is 67,451.

(c) On November 1, 2013, pursuant to the Issuer’s 2003 Long Term Incentive and Share Award Plan, the Issuer granted to the Reporting Person 333,000 shares of Class A Common Stock that vest ratably over eight years, commencing November 1, 2014.

(d) The Partnership and the Foundation each have the right to receive dividends from, and the proceeds from the sale of, the Class B Common Stock and Class A Common Stock, respectively, it owns.

(e) N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 22, 2013

/s/Christopher G. McCann